SUPERFUND CAPITAL MANAGEMENT, INC.

May 1, 2012

VIA EDGAR

Mr. Tom Kluck

Legal Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Superfund Gold, L.P. (the “Registrant”) — Registration Statement on Form

S-1 Filed February 15, 2012 (Registration No. 333-179534)

Dear Mr. Kluck:

In connection with the Registrant’s Registration Statement on Form S-1 filed February 15, 2012 (Registration No. 333-179534) and the Staff’s comment letter dated March 8, 2012 pertaining thereto, Registrant acknowledges the following:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SUPERFUND GOLD, L.P. By: Superfund Capital Management, Inc., General Partner

By:	/s/ Nigel James
Name: Nigel James Title: President